UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated January 14, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: January 14, 2013		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated January 14, 2013

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch EVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS INC. DELIVERS HOLIDAY COMPARABLE STORE SALES INCREASE OF 5%

Montreal, Quebec – (January 14, 2013) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that comparable store sales during the holiday season (for the period from November 4, 2012 through December 29, 2012) increased by 5% on a consolidated basis compared to the last year’s holiday season (for the period from October 30, 2011 through December 24, 2011). Comparable store sales in the U.S. increased by 6% and by 4% in Canada during this period. Comparable store sales include stores open in the same period in both the current and prior year and at constant exchange rates. The stronger sales results in both Canada and the U.S. reflect an increase in the average sale.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks & Mayors commented, “I am very pleased with our sales performance during the holiday period especially with the success of several of our new initiatives including the complete transformation of some of our stores and the very successful introduction of several new Birks product collections in Canada. The success of these new initiatives along with the efforts of our dedicated team were the primary drivers of our higher comparable store sales performance. As we enter our fourth fiscal quarter, we believe that the success of these new initiatives along with our continued commitment to provide superior customer service and product selection will allow us to carry the momentum we established during the holiday period into the fourth quarter and result in continued sales growth and improve our bottom line profitability for the year.”

Fiscal Third Quarter Sales Results

Comparable store sales for the third quarter increased by 4%, with increases of 4% in both the U.S. and Canada, driven by an increase in the average sale in both regions. Total revenues for the third quarter of fiscal 2013 decreased 1% or $1.1 million, to $101.4 million, as compared to $102.5 million during the third quarter of last fiscal year as the comparable store sales increase of 4%, or $3.6 million, and $1.8 million of higher reported sales due to currency translation was offset by lower sales associated with the closure of 3 underperforming stores and the relocation and downsizing of two stores and lower revenues related to precious metal refining services offered to customers in Canada.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of December 31, 2012, we operated 31 stores under the Birks brand in most major metropolitan markets of Canada, 24 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the belief that the success of our new initiatives along with our continued commitment to provide superior customer service and product selection will allow us to carry the momentum we established during the holiday period into the fourth quarter and result in continued sales growth and improve our bottom line profitability for the year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.